September 30, 2008	Trisha Johnson

Securities and Exchange Commission	+44 (0)20 7645 2530 (t)
Division of Corporation Finance	+44 (0)20 7645 2424 (f)
Attention: Larry Spirgel	trisha.johnson@wilmerhale.com

MAIL STOP 3720

100 F Street, N.E.

Washington, D.C.  20549

Re:          CTC Media, Inc.
Form 10-K for the Year ended December 31, 2007
Filed February 29, 2008
File No. 000-52003

Ladies and Gentlemen:

On behalf of CTC Media, Inc. (the “Company”), we are responding to the comments contained in your letter dated August 14, 2008 (the “Comment Letter”) to Mr. Alexander Rodnyansky, then Chief Executive Officer of the Company, relating to the Company’s definitive proxy statement on Schedule 14A filed with the Commission on April 1, 2008 (the “Proxy Statement”).

The responses contained below are based upon information provided to us by the Company.  The responses are keyed to the numbering of the comments in the Comment Letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 21

Compensation Components, page 22

1.                                       In future filings, please discuss more specifically the factors the compensation committee considers in determining compensation and explain how its consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer.  Analyze how each compensation element is calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation.  For example, when determining base salaries, we note that you consider the executive’s qualifications and experience, scope of responsibilities and future potential, the goals and objectives established for the executive, the executive’s past performance, salary levels at comparable companies, internal pay equity and, in light of the relatively high rate of inflation in Moscow, inflationary pressures.

Wilmer Cutler Pickering Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V7QJ

Beijing	Berlin	Boston	Brussels	London	Los Angeles	New York	Oxford	Palo Alto	Waltham	Washington

Wilmar Cutler Pickering Hale and Dorr LLP is a Delaware limited liability partnership of solicitors and registered foreign lawyers regulated by the Solicitors’ Regulation Authority. A list of partners and their professional qualifications is available for inspection at the above address. Outside the United Kingdom, Wilmer Cutler Pickering Hale and Dorr LLP operates under a separate Delaware limited liability partnership.

Response

In future filings, the Company will address the staff’s concern by discussing more specifically the factors the Company’s Compensation Committee considers in determining compensation and explaining how its consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer.  The Company will also more fully describe how each compensation element is calculated and how the actual amounts awarded fit into the overall objections and policies for each category of compensation.

2.                                       We note that annual cash bonuses are tied to the achievement of specified performance targets.  In future filings, please disclose the performance targets set for the achievement of bonus payments.  If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.  If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal.  Note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.

Response

The Company included disclosure on page 23 of the Proxy Statement regarding the amounts of annual bonuses paid to named executive officers and the framework for determining the bonuses, which is based on the achievement of financial and operating performance targets for the Company and individual performance targets. The Company also disclosed the relative percentage weighting for achievement of these targets. In light of the disclosure contained in the Proxy Statement, the Company does not believe that disclosing specific levels or thresholds required to achieve these performance targets is required under the materiality standard set forth in Item 402(b). By disclosing information regarding the policies and framework upon which the Company’s performance incentives are based but not specific targets, the Company believes that investors receive the information regarding the Company’s compensation policies that is material to them. The Company therefore respectfully submits that the disclosure set forth on page 23 of the Proxy Statement complies with Item 402(b) of Regulation S-K.   If the facts remain substantially the same as in 2007, the Company believes that disclosure of more specific information regarding the performance targets used to determine the amount of its executives’ annual bonuses would not be required in future filings.

The table below demonstrates that total compensation paid in respect of the achievement of individual and Company performance targets in 2007 was not material relative to total compensation paid to the Company’s named executive officers. The table indicates actual 2007 annual bonuses paid to our named executive officers for 2007 relative to their total compensation for 2007. The table also shows what the maximum target bonus of each named executive officer would have been in 2007 had all the performance targets related to such bonus been achieved.

NAME AND PRINCIPAL POSITION	TOTAL COMPENSATION	ACTUAL BONUS PAID	ACTUAL BONUS PAID AS % OF TOTAL COMPENSATION	MAXIMUM TARGET BONUS	MAXIMUM TARGET BONUS AS % OF TOTAL COMPENSATION
Alexander Rodnyansky, Chief Executive Officer	$8,034,175	$66,000	0.82%	$330,000	4.11%

Boris Podolsky, Chief Financial Officer (1)	$132,278	—	—	—	—

Nilesh Lakhani, Former Chief Financial Officer (2)	$2,720,498	$256,667	9.43%	$256,667	9.43%

Vladimir Khanumyan, Chief Operating Officer	$2,356,884	$99,000	4.20%	$165,000	7.00%

Viacheslav Sinadski, Chief Investment Officer	$895,840	$250,000	27.91%	$250,000	27.91%

Sergey Petrov, General Director, Television Station Groups	$445,114	$48,750	10.95%	$75,000	16.85%

John Dowdy, Former Chief Accounting Officer (1)	$478,901	$63,000	13.16%	$63,000	13.16%

TOTAL:	$15,063,690	$783,417	5.20%	$1,139,667	7.57%

(1) Messrs. Lakhani and Dowdy left the Company in December 2007 and, in connection with the negotiation of their separation packages, were awarded their maximum bonuses for 2007.

(2) Mr. Podolsky joined the Company in December 2007 and therefore was not eligible for a bonus in 2007.

Even if all performance targets had been achieved in 2007, total compensation that would have been paid in respect of such performance targets would not have been material.  If such compensation is not material in the future, the Company does not believe that disclosure of more specific information regarding the performance targets used to determine the amount of its executive’s annual bonuses would be required in future filings.

The Company will disclose in future filings how difficult it would be for the named executive officer to achieve, and the likelihood of the Company achieving, the undisclosed performance goals.

Base Salary, page 22

3.                                       We note that this section contains discussion of 2008 base salary only in comparison to 2007 levels.  While the Compensation Discussion and Analysis should cover actions regarding executive compensation that were taken after the registrant’s last fiscal year’s end, it should also cover the information contained in the tables and otherwise disclosed pursuant to Item 402 of Regulation S-K. See Instruction 2 to Item 402(b).  In future filings, please include disclosure for all time periods covered by Item 402.

Response

In future filings, the Company will address the staff’s concern by including disclosure for all time periods covered by Item 402 of Regulation S-K.

*****

Pursuant to the Comment Letter, we hereby confirm on behalf of the Company that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff.  If you have any questions or comments regarding this response letter, please contact the undersigned at the telephone number or email address indicated above.

Very truly yours,

/s/ Trisha Johnson

Trisha Johnson

cc:	Securities and Exchange Commission

Paul Fisher
John Zitko

CTC Media, Inc.

Anton Kudryashov, Chief Executive Officer
Alexander Rodnyansky, President
Boris Podolsky, Chief Financial Officer